07020035

ELECTRIC POWER DEVELOPMENT CO., LTD.

15-1 Ginza 6-chome
Chuo-ku, Tokyo 104-8165, Japan

December 25, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SEC File No. 82-34827
Electric Power Development Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex A hereto are documents which are English language versions or summaries required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai, Joung Hwang or Hiroshi Nogami of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Electric Power Development Co., Ltd.

By [signature]
Name: Kuniharu Takemata
Title: Executive Officer
Department Director / Corporate Planning & Administration Dept.

Annex A

Tab A: Documents Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1	Financial Statements (Unaudited), for the Six Months Ended September 30, 2006	November 10, 2006

(Summary English translation)

Interim Consolidated Financial Statements (Unaudited)
(for the Six Months Ended September 30, 2006)

November 10, 2006

Electric Power Development Co., Ltd. (J-POWER)
Address : 15-1, Ginza 6-chome, Chuo-ku, Tokyo
Listed Exchange : Tokyo Stock Exchange 1st Section
Code No. : 9513
(URL http://www.jpower.co.jp/)
Representative : Yoshihiko Nakagaki, President
Contact : Hideo Kimura, Accounting Group Leader, Accounting & Finance Department
Hitoshi Nakamura, IR Group Leader, Corporate Planning & Administration Department
Tel. : +81 - 3 - 3546 - 2211
Adoption of US Accounting Standards: None

1. Business Performance (From April 1, 2006 to September 30, 2006)

(1) Results of Operations (Rounded down to the nearest million yen)

	Operating Revenues	Operating Income	Ordinary Income
	Unit : million yen %	Unit : million yen %	Unit : million yen %
Six months ended Sep.30, 2006	277,007 (Δ 9.3)	44,073 (Δ19.1)	37,261 (Δ 2.5)
Six months ended Sep.30, 2005	305,417 (4.6)	54,506 (Δ22.7)	38,235 (Δ16.4)
Year ended Mar.31, 2006	621,933	101,469	67,906

	Net Income	Net Income per Share	Fully Diluted Net Income per Share
	Unit : million yen %	yen	yen
Six months ended Sep.30, 2006	23,621 (Δ 0.7)	141.82	—
Six months ended Sep.30, 2005	23,790 (Δ19.6)	171.39	—
Year ended Mar.31, 2006	43,577	260.76	—

(Notes)

① Investment profit and loss in the equity method :
Six months ended Sep.30, 2006 : 2,239 million yen
Six months ended Sep.30, 2005 : 386 million yen
Year ended Mar.31, 2006 : 2,042 million yen

② Average number of shares outstanding :
Six months ended Sep.30, 2006 : 166,561,013 shares
Six months ended Sep.30, 2005 : 138,807,357 shares
Year ended Mar.31, 2006 : 166,568,526 shares

Effective March 1, 2006, the company carried out a 1.2-for-1 stock split. Note that the net income per share for the six months ended Sep. 30, 2005 would have been 142.82 yen based on the assumption that the above mentioned stock split was carried out at the beginning of that year.

③ Changes in accounting methods : None

④ Figures in brackets are changes in percentage from the previous periods.

(2) Financial Position (Rounded down to the nearest million yen)

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
	Unit : million yen	Unit : million yen	%	yen
Six months ended Sep.30, 2006	1,980,674	449,527	22.6	2,692.87
Six months ended Sep.30, 2005	1,996,984	410,371	20.5	2,956.42
Year ended Mar.31, 2006	1,964,667	433,028	22.0	2,598.90

(Notes)

① Number of shares outstanding :

Six months ended Sep.30, 2006 : 166,559,661 shares
Six months ended Sep.30, 2005 : 138,807,201 shares
Year ended Mar.31, 2006 : 166,564,692 shares

Effective March 1, 2006, the company carried out a 1.2-for-1 stock split. Net Assets per share as of the end of the six months ended Sep.30, 2005 would have been 2,463.68 yen based on the assumption that the above mentioned stock split was carried out at the beginning of that year.

② Figures shown for Net Assets, Equity Ratio, and Net Assets per Share for the six months ended Sep.30, 2005, and year ended March 31, 2006, are presented in the previous format.

(3) Statements of Cash Flows (Rounded down to the nearest million yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at end of period
	Unit: million yen	Unit: million yen	Unit: million yen	Unit: million yen
Six months ended Sep.30, 2006	72,678	△74,130	△ 2,017	31,072
Six months ended Sep.30, 2005	77,335	△22,483	△ 47,942	37,674
Year ended Mar.31, 2006	173,954	△72,326	△103,613	28,874

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries : 54
Number of non-consolidated subsidiaries accounted for by the equity method : 0
Number of affiliates accounted for by the equity method : 33

(5) Changes in Scope of Consolidation and Application of Equity Method

Consolidated	(New) :	34	(Exception) :	0
Equity Method	(New) :	7	(Exception) :	0

2. Forecast for the Year Ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income
Annual	Unit : million yen 564,000	Unit : million yen 52,000	Unit : million yen 33,000

(Reference) Projected net income per share (Annual) : 198.13 yen

Forward-Looking Statements

The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

Corporate Group

The J-POWER Group is comprised of J-POWER (Electric Power Development Co., Ltd.), 56 subsidiaries, and 47 affiliated companies (as of September 30, 2006). Its business comprises of "Electric Power Business" as the main business. "Electric power-related businesses" which complement and contribute to the smooth and efficient implementation of the electric power business and "Other Businesses" which utilize the management resources and expertise of the J-POWER Group.

Starting with the current consolidated interim period, as part of our efforts to enhance the disclosure of information, we have reorganized the electric power business and other businesses, the two existing segments, into the three segments of electric power business, Electric power-related businesses, and Other Businesses.

The following three business segments are consistent with the business segment classifications in the section titled Segment Information.

Electric Power

J-POWER is engaged in a wholesale power business involving the supply of electricity to Japan's ten EPCOs, the regional general electric utilities that supply electricity to general retail customers, from the hydroelectric, thermal and other types of power plants owned by the company. In addition, we are engaged in power consignment, which involves providing transmission and transformation facilities that J-POWER owns to nine EPCOs, the exception being Okinawa Electric Power Co., Inc. The main features of each type of facility are as follows.

Hydroelectric generation:	Following the Company's establishment, we developed large-scale hydroelectric power plants. We own hydroelectric power generation facilities with a total generation capacity of 8,556MW. These facilities are capable of handling changes in power demand rapidly. Consequently, they are used primarily during the daytime when there is an increase in power demand.
Thermal generation:	We specialize in coal-fired thermal power, and own the largest coal-fired thermal power facilities in Japan, with a total generation capacity of 7,812MW. Due to the low cost per calorie of foreign coal relative to other fossil fuels and to its being used as the resource that supports the primary portion of power demand, we can say that facility usage efficiency is high and that it this is a highly economical source of electricity.
Transmission:	We own trunk transmission lines (with a total length of 2,408 kilometers) that link the supply regions of the 9 EPCOs. These include lines between Hokkaido and Honshu, Honshu and Shikoku, and Honshu and Kyushu. We also own frequency converter station that links areas with differing frequencies Eastern and Western Japan.

In addition, J-POWER's subsidiaries and affiliated companies are engaged in wind power generation, the wholesale supply of electric power to EPCOs by independent power producers, or IPPs, and the wholesale supply of electric power to companies that supply electricity to power producers and suppliers, or PPSs.

Principal subsidiaries:

Bay Side Energy Co., Ltd., Green Power Kuzumaki Co., Ltd., Green Power Setana Co., Ltd., Green Power Koriyama Nunobiki Co., Ltd., Dream-Up Tomamae Co., Ltd., Green Power Aso Co., Ltd., ITOIGAWA POWER Inc., Nagasaki-Shikamachi Wind Power Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., J-Wind TAHARA Ltd., and Ichihara Power Co., Ltd.,

Electric power-related businesses

We are engaged in businesses that complement the electric power business and contribute to its smooth and efficient implementation.

Design, construction, and maintenance of facilities

Design, construction, inspection and maintenance, and repair of electric power facilities such as power plants, as well as port operation relating to fuel and coal ash

Fuel for power generation and materials supply

Coal mine development, coal importation and transportation

Services

Management of welfare facilities, computing services, etc.

Principal subsidiaries:

JPec Co., Ltd., JPHYTEC Co., Ltd., Kaihatsu Denshi Gijutsu Co., Ltd., EPDC CoalTech and Marine Co., Ltd., Kaihatsu Sekkei Consultant Co., Ltd., J-POWER RESOURCES Co., Ltd., J-POWER AUSTRALIA PTY. LTD., JP Business Service Corporation, and J-POWER EnTech Co.,Inc.

Other Businesses

Utilizing the group's management resources and expertise, J-POWER Group is engaged in the business of investing in overseas power generation, new power businesses in Japan such as waste-fueled power generation and co-generation, environmental businesses, telecommunications businesses, and domestic and overseas engineering and consulting.

Principal subsidiaries:

Japan Network Engineering Co., Ltd., J-Power Investment Netherlands B.V., J-POWER North America Holdings Co., Ltd., and J-POWER USA Investment Co., Ltd.

The following diagram illustrates the business structure of the J-POWER Group.

Business Structure of J-POWER Group

Customers

Supply electric power ←

Electric Power Business

Wholesale power business

Filing company
Electric Power Development Co., Ltd.
(J-POWER)

Other electric power businesses

Subsidiaries	Affiliates
◎Bay Side Energy Co., Ltd. ◎Green Power Kuzumaki Co., Ltd ◎Green Power Setana Co., Ltd. ◎Green Power Koriyama Nunobiki Co., Ltd. *1 ◎Dream-Up Tomamae Co., Ltd. ◎Green Power Aso Co., Ltd. ◎ITOIGAWA POWER Inc. ◎Nagasaki-Shikamachi Wind Power Co., Ltd. ◎Nikaho-kogen Wind Power Co., Ltd. ◎J-Wind TAHARA Ltd. ◎Ichihara Power Co., Ltd.	○Mihama Seaside Power Co., Ltd. ○TOSA POWER Inc. ○GENEX Co., Ltd. ○J-Wind TOKIO Co., Ltd. *2 ○Setouchi Power Corporation *2

Provide goods and services ↑

Provide goods and services ←

Segment	Business	Subsidiaries	Affiliates
Electric power-related	Management of affiliates	◎JPOWER GENEX CAPITAL Co., Ltd.	
Electric power-related	Facility design, construction, and maintenance	◎JPec Co., Ltd. ◎JPHYTEC Co., Ltd. ◎Kaihatsu Denshi Gijutu Co., Ltd. ◎EPDC CoalTech and Marine Co., Ltd. ◎Kaihatsu Sekkei Consultant Co., Ltd. ◎J-POWER EnTech Co., Inc. *1 9 other companies *1	Vestech Service Corporation Nishi Kyushu Kyodo Kowan Co., Ltd. Tachibana Karyoku Kowan Service Co., Ltd. Central Power Transmission Construction Co., Ltd.
Electric power-related	Fuel and equipment & materials supply	◎J-POWER RESOURCES Co., Ltd. ◎J-POWER AUSTRALIA PTY. LTD. 4 other companies *1	
Electric power-related	Services	◎JP Business Service Corporation 1 other company *1	
Other Businesses	International businesses	◎J-Power Investment Netherlands B.V. ◎J-POWER North America Holdings Co., Ltd. *1 ◎J-POWER USA Development Co., Ltd. *1 ◎J-POWER USA Investment Co., Ltd. *1 J-POWER Holdings(Thailand) Co.,Ltd. *3 J-POWER Generation(Thailand) Co.,Ltd. *3 ◎J-POWER INVESTMENT U.K. LTD. *1 7 other companies *1	○Gulf Electric Public Co., Ltd. ○TLP Cogeneration Co., Ltd. ○Thaioil Power Co., Ltd. ○EGCO Green Energy Co., Ltd. *2 ○Roi-Et Green Co., Ltd. *2 ○SEC HoldCo, S.A. ○CHIAHUI POWER CORPORATION ○ShanXi TianShi Power Generation Co.,Ltd.*2 ○CBK Netherlands Holdings B.V. ○CBK Power Co., Ltd ○Tenaska Frontier Partners, Ltd. *2 17 other companies *2,*4
Other Businesses	Environment and energy	◎Omuta Plant Service Co., Ltd. *1	Omuta Recycle Power Co., Ltd. Kanamachi Purification Plant Energy Service Co., Ltd. 3 other companies
Other Businesses	Telecommunications	◎Japan Network Engineering Co., Ltd. *1	Kawagoe Cable Vision Co.,Ltd.
Other Businesses	Other	◎Kaihatsu Hiryou Co., Ltd. *1 ◎Epure Co., Ltd. *1 ◎Kaihatsu Hiryou Hanbai Co., Ltd. *1 2 other companies *1	Okutadami Kanko Co.,Ltd. ASHCRETE CORPORATION 2 other companies

◎ Consolidated subsidiary ○ Equity method affiliate No indicator: Non-equity method affiliate

Note: Companies that operate businesses in several business segments are listed in their main business segment.

*1 The company has been included in the scope of consolidation since the beginning of the current consolidated interim period. Consequently, from the current fiscal year, all subsidiaries are included in the scope of consolidation.

*2 The equity-method has been applied to the company since the beginning of the current consolidated interim period.

*3 A subsidiary established in September 2006 will be included as a consolidated subsidiary beginning with the third quarter of the fiscal year ending in March 2007 due to the disparity in accounting period.

*4 17 other international business affiliates will all be equity method affiliates. (This includes one equity method affiliate starting with the current interim accounting period).

The following changes occurred in the principal affiliated companies during the interim accounting period of the fiscal year ending March 31, 2007.

1. Consolidated subsidiaries

Recognizing the added importance of consolidated results to the Group, we have undertaken a full-scope consolidation of our subsidiaries beginning with the current interim accounting period that includes a total of 34 companies, 25 of which were non-consolidated subsidiaries until the end of the previous accounting period, as well as J-Power USA Investment Co., Ltd., which we established in conjunction with the equity acquisition of the Tenaska Frontier Power (in the U.S.) in May, 2006 along with 7 other companies, and Kaihatsu Hiryou Hanbai Co., Ltd., which became a subsidiary of ours through business acquisition in September 2006.

Although J-POWER Holdings (Thailand) Co., Ltd., which we established in September 2006, and another company became subsidiaries of ours as of September 30, 2006, they were added to our affiliated companies from the third quarter of the March 2007 fiscal year because the interim balance sheet date for the 2 companies was different from the interim balance sheet date.

2. Equity method affiliates

Starting with the current interim accounting period, we have added a total of 7 companies as equity method affiliates to our group, including J-Wind TOKIO Co. Ltd., Setouchi Power Corporation, ShanXi TianShi Power Generation Co., Ltd., EGCO Green Energy Co., Ltd., Roi-Et Green Co., Ltd., Tenaska Frontier Partners, Ltd., and another company.

Management Policies

1. Basic Management Policies

Underlying our efforts is our corporate philosophy "to aim to ensure constant supplies of energy to contribute to the sustainable development of Japan and the rest of the world. "
As the business environment becomes increasingly challenging in the wake of structural reform in the electric power industry, J-POWER is pursuing stable growth in our domestic electric power business and striving for steady development in our overseas power generation business as well as new businesses to make J-POWER a company whose steady growth is attractive to its stakeholders.

J-POWER is committed to ethical and transparent management, to increasing our corporate value, and to meeting the expectations of our diverse stakeholders by pursuing the goals stated above.

2. Basic Policy on Profit Distribution

Recognizing that it is necessary to continue to increase our financial strength, J-POWER, while adhering to a basic policy of reducing interest-bearing liabilities through enhancing our retained earnings, will allocate our internal reserves appropriately to new investments in businesses for the growth of the company.

We attach the greatest importance to continuing to pay stable dividends to our shareholders as a reflection of the results of our efforts to achieve medium-to-long-term growth in profits.

3. Business Environment and Current Challenges

(1) Business Environment in which the J-POWER Group Operates

J-POWER achieved the listing of its shares on the First Section of the Tokyo Stock Exchange during fiscal year 2004, and has since worked to strengthen its business foundations and expand its businesses with the goal of stable long-term growth.

In fiscal year 2005, competition in the electric power industry became increasingly intense, as the government expanded the scope of deregulation in the retail electricity supply, and the Japan Electric Power Exchange commenced operation.

Adapting to this business environment, the J-POWER Group is implementing its plans as described below.

(2) Pursuing Stable Growth in the Domestic Electricity Business

In the wholesale electric power business, which is the main domain of J-POWER's business, we are working to increase earning power by rigorously improving the competitiveness of our existing operating facilities by reducing various costs, taking into account the changes occurring in the business environment. While continuing to strive for cost reductions and structural improvements in the future, we are pursuing growth by improving management efficiency through the rigorous reinforcement of marketing focused on wholesale business to power companies and improvements in maintaining the competitiveness of existing power sources from a long-term perspective.

Regarding our new facilities, construction work began in fiscal year 2005 on the Isogo New No. 2 thermal power plant (located in Kanagawa Prefecture and scheduled to commence commercial operation in July 2009, with a capacity of 600,000 kW). In addition, we are currently undergoing government safety inspections to pave the way for the start of construction of the Ohma nuclear power plant in March 2007 (located in Aomori Prefecture and scheduled to commence commercial operation in March 2012, with a capacity of 1,383,000 kW). For these large-scale capital projects, we will strive to adhere to construction schedules and restrain construction costs, while properly allocating cash flows.

In response to the deregulation of the electric power industry, J-POWER has engaged in the wholesale electricity supply business for electric power companies through IPPs (independent

power producers) (three projects with a total capacity of 520,000 kW), as well as the wholesale electricity supply business for PPSs (power producers and suppliers) (three projects with a total capacity of 320,000 kW). In addition, J-POWER engages in transactions on wholesale electricity exchange markets, such as the Japan Electric Power Exchange, which commenced operation in fiscal year 2005.

(3) Steady Progress of Overseas Power Generation Business and New Businesses

In J-POWER's overseas power generation business, we are involved in fifteen IPP projects in six countries and regions centering on Asia, where there is projected high growth in demand for electric power. Thirteen of these fifteen IPP projects are already in commercial operation (with a total capacity of 3,670,000 kW). In the future, we will strive to make overseas power-generation business a next major business domain and a full-fledge earning contributor , while implementing proper risk management.

As part of our efforts to develop new businesses, J-POWER has been working on the development of wind energy. We have at present eight wind power-generation plants in commercial operation and one under construction, which together provide a capacity of 210,000 kW. In order to ensure harmony between energy and the environment in our other businesses, we will aim to create new earnings bases by capitalizing on the J-POWER Group's core competencies in business and technology that we have cultivated in Japan and overseas over the past half century.

(4) Response to Global Warming Issues

As a company which owns a number of coal-fired thermal power plants, J-POWER is actively implementing a wide range of measures to address global warming issues. In the development of coal gasification technology, both to strengthen our competitive edge in our electric power businesses as well as to reduce CO_2 emissions, we expect to complete a pilot test in fiscal year 2006, after which we will move towards commercialization of the technology. In addition to the Ohma Nuclear Power Plant construction project, which will provide power without emitting CO_2 during the power-generation process, we have embarked upon projects that involve power generation from wind and waste materials. We have also been pursuing initiatives overseas, such as the development of projects in anticipation of the emergence of flexible measures (such as JI, CDM and others)* that were adopted in the Kyoto Protocol.

* The Joint Implementation is a mechanism that allows advanced countries to jointly implement projects to reduce emissions, or remove carbon from the atmosphere and for the investing countries to earn credits from the emission reductions to help achieve their numerical targets.

* The Clean Development Mechanism allows advanced and developing countries to jointly implement projects to reduce greenhouse gases in the developing country and for the advanced country to earn credits for a portion of the reductions achieved.

(5) Management Targets

J-POWER has established a "J-POWER Group Management Plan for Fiscal Year 2006", which outlines the goals and measures we are undertaking as described in sections (2) to (4) above. Based on this plan, the J-POWER Group intends to work to increase our corporate value in a sustained manner by increasing our earnings power through rigorous measures to improve management efficiency and by developing businesses in areas with growth potential.

- Consolidated ordinary income: Over 55.0 billion yen (three-year average for fiscal years 2005 through 2007)
- Consolidated equity ratio: Over 23% (as of the end of fiscal year 2007)

4. Matters Related to the Parent Company

J-POWER does not have a parent company.

Operating Results and Financial Standing

1. Operating Results

(1) Overview of the Current Interim Period

1) Electric Power Sales Volume

The demand for electric power in Japan during the current interim accounting period surpassed the previous half-year's results thanks to a noticeable increase in heating and cooling demand due to the effects of temperature as well as large-load power for industrial demand remaining above the previous year's results for all leading industries.

Electricity sales volume for hydroelectric and thermal power combined in J-POWER's wholesale electric power business during the current interim accounting period declined 7.3% in hydroelectric and thermal power combined compared to the previous interim accounting period, to 28.5 billion kWh. This was due to the fact that, while water power was abundant (with a water flow rate that grew from 92% to 117%) for the current interim accounting period as compared to the drought conditions of the previous interim accounting period, with a 32.4% increase over the previous interim accounting period to 6.8 billion kWh, thermal power experienced a 15.4% decline compared to the previous interim accounting period to 21.7 billion kWh as the result of a drop in operating levels due to periodic inspections.

And while there was an increase due to full year operations at Green Power Setana Co., Ltd., the volume of electric power sales at our other electric power businesses was down 5.1% compared the previous interim accounting period, to 0.8 billion kWh, as the result of a decline in the operating level at ITOIGAWA POWER Inc. and others, and fell 7.3% compared to the previous interim accounting period in the electric power business overall, to 29.3 billion kWh.

2) Overview of Income and Expenditures

Sales (operating income) during the current interim accounting period were down 9.3% relative to the previous interim accounting period, at 277.0 billion yen, due to revisions in hydroelectric power and transmission contract rates for our wholesale electric power business that went into effect after October 2005 and a reduction in operating levels owing to periodic inspections at our thermal power plants, and ordinary revenue including non-operating income was down 8.3% compared to the previous interim accounting period, at 282.7 billion yen.

On the other hand, operating expenses decreased 7.2% in comparison to the previous interim accounting period, to 232.9 billion yen, as a result of the decline in fuel costs stemming from lower operating levels at our thermal power plants and a decrease in depreciation costs. In addition, non-operating expenses fell by 34.7% in comparison to the previous interim accounting period, to 12.5 billion yen, because of a fall in interest expenses and other factors, accordingly midterm ordinary expenses were 9.1% lower in comparison to the previous interim accounting period, at 245.4 billion yen.

As a result, operating income at midterm was 37.3 billion yen, a 2.5% decline compared to the previous interim accounting period, After the provision for the reserve for fluctuation in water levels from the high mater flows , midterm net income dropped 0.7% in comparison to the previous interim accounting period, to 23.6 billion yen.

Our overview of income and expenditures by business segment during the current interim accounting period is summarized below.

(Electric Power Business)

Lower operating levels resulting from periodic inspections at thermal power plants in (J-POWER) wholesale electric power business led to a 10.2% decline in operating revenue in the "Electric Power Business" during the current interim accounting period, to 257.9 billion yen, compared to previous interim period.

On the other hand, operating expenses in the "Electric Power Business" were down 8.2% compared to the previous interim accounting period, to 211.6 billion yen, as a result of reduced

operating levels at thermal power plants and a downturn in fuel costs and depreciation expense.

(Electric Power Related Business)

Thanks to the sales of JM Activated Coke, Inc, which was newly consolidated starting with the current interim accounting period, "Electric Power Related Business" accounted for 12.5 billion yen of the other operating revenues during the current interim accounting period, for an 4.2% increase over the previous period.

"Electric Power Related Business", on the other hand, accounted for 14.3 billion yen of the other operating expenses, for a 1.0% increase over the previous period due to increase in sale to outside the group by consolidated subsidiaries.

(Other Businesses)

Thanks to the sales of Japan Network Engineering Co.,Ltd., which was newly consolidated starting with the current interim accounting period, "Other Businesses" accounted for 6.6 billion yen of the other operating revenues during the current interim accounting period, for an 5.4% increase over the previous year.

On the other hand, "Other Businesses" accounted for 7.0 billion yen of the other operating expenses, for an 13.0% increase over the previous year due to an increase of sales to outside the group by consolidated subsidiaries.

3) Dividends

A midterm dividend of 30 yen per share was decided upon at the meeting of the Board of Directors convened on this date.

(2) Outlook for the full fiscal year

For electric power sales volume, the company forecasts a 25.8% year-on-year increase in thermal power sales, to 10.8 billion kWh, and a 15.6% year-on-year decrease in hydroelectric power sales, to 45.6 billion kWh, for the full fiscal year.

For sales on a consolidated basis, the company forecasts a 9.3% decline from the previous fiscal year, to 564.0 billion yen and non-consolidated sales are expected to decline year-on-year by 10.2%, to 508.0 billion yen, while ordinary income on a consolidated basis is expected to drop 23.4% from the previous fiscal year to 52.0 billion yen, and ordinary income on a non-consolidated basis is forecast to be 38.0 billion yen, in a 25.8% decline year-on-year.

2. Financial Standing

(1) Condition of Assets, Liabilities and Net Assets

While fixed assets declined in value as a result of depreciation, capital investment for construction at the Isogo New No. 2 Thermal Power Plant and the Ohma Nuclear Power Plant led to an 11.8 billion yen increase in assets from the end of the preceding fiscal year, to 1.8397 trillion yen. With the addition of liquid assets to this, total assets increased by 16.0 billion yen from the end of the current interim accounting period to a total of 1.9807 trillion yen.

Liabilities, on the other hand, rose by 0.7 billion yen since the end of the previous accounting period due to the acceleration of corporate debentures, and total liabilities at the end of the current interim accounting period stood at 1.5311 trillion yen. Among these, interest-bearing debt rose 7.4 billion yen since the end of the previous fiscal year to 1.4156 trillion yen.

Total Net Assets at the end of the current accounting period also increased in value by 15.3 billion yen (*) from the end of the previous fiscal year, to 449.5 billion yen.

Note: Due to a change in the way net assets are presented on the balance sheet, the increase in total net assets is now compared against the combined value of shareholder's equity and minority interests at the end of the previous accounting period.

(2) Status of Consolidated Cash Flows

The balance of cash and cash equivalents at the end of the current midterm consolidated accounting period, accounted for by 72.7 billion yen in cash receipts from operating activities, investment activities including the acquisition of fixed assets creating an outflow of 74.1 billion yen, financial activities necessitating an outflow of 2.0 billion yen, a 28.9 billion yen balance at the end of the previous consolidated fiscal year and the change in the scope of consolidation that led to a an increase of 5.7 billion yen, represents a balance of 31.1 billion yen at the end of the current midterm consolidated accounting period.

(Cash flow from operating activities)

Net cash from operating activities was 72.7 billion yen, reflecting a downturn in receivables and other factors and a reduction of internal reserves for depreciation expense leading to a 4.7 billion yen decline compared to the previous interim accounting period.

(Cash flow from investment activities)

Net cash used in investment activities amounted to 74.1 billion yen, an amount 51.6 billion yen higher than the previous interim accounting period due to increased expenditures for construction at the Ohma Nuclear Power Plant and the acquisition of the Tenaska Frontier Power Plant in the United States.

(Cash flow from financing activities)

Net cash used in financing activities, while reflecting a reduction in borrowing, was down 45.9 billion yen to 2.0 billion yen, compared to the previous midterm consolidated accounting period, on the basis of a reduction in the redemption of corporate debentures.

(3) Trends in Cash Flow Indicators

	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal2006	Fiscal2007 Interim
Equity ratio	7.7%	17.3%	19.4%	22.0%	22.6%
Market value-based equity ratio	—	—	22.7%	31.6%	35.4%
Debt repayment period	11.3 years	8.9 years	8.7 years	8.1 years	9.7 years
Interest coverage ratio	1.9	2.1	3.3	4.8	6.3

Notes: Equity ratio: Net assets / Total assets
Equity ratio at market value: Total shares at market value / Total assets
Debt repayment period: Interest-bearing liabilities / Operating cash flow
Interest coverage ratio: Operating cash flow / Interest payments

* Each indicator is calculated using financial figures on a consolidated basis.
* Interest-bearing liabilities include corporate bonds and long-term loans (both include those maturing within one year), as well as short-term loans and commercial paper. In addition, the calculation of interest payments is based on the amount of interest paid in accordance with the consolidated statement of cash flow.
* The market value-based equity ratio prior to the fiscal year ended March 31, 2004 has been omitted, due to the listing of the company's shares on the Tokyo Stock Exchange on October 6, 2004.

3. Business and Other Risks.

This section discusses the main potential risks related to J-POWER's financial position, business results, current and future business operations and other matters. From the perspective of actively disclosing information to investors, this section also provides information to help investors understand business and other risks that the company does not necessarily consider

significant. Statements about future matters are based on judgments at the time of this report's publication on November 10, 2006.

(1) Impact of Electric Power Deregulation on J-POWER's Prices and Business

J-POWER derives most of its operating revenues from wholesale power supply to Japan's 10 EPCOs. Amid deregulation in the retail power sector, the EPCOs have been reducing their retail electricity rates. However, because our fees are calculated on a fair cost plus fair return on capital basis, we are not directly affected by the reduction in retail electricity rates. Nevertheless, EPCOs have been calling for a reduction in our fees, and if further deregulation results in a significant reduction in our fees, it could potentially have a material adverse effect on the results of our operations.

Wholesale power trading on the Japan Electric Power Exchange commenced in April 2005. J-POWER is currently trading in the wholesale power markets. Although we do not expect a large amount of electricity to be traded on the exchange in the near term, an increase in the importance of exchange-traded power prices as a price indicator could potentially have an indirect effect on our fee levels. If the fees set in agreements between J-POWER and EPCOs are higher than price indicators, this could potentially have a material adverse effect on the results of our operations.

(2) Delay or Discontinue of Our Current Power Plant Construction

Lower growth in electricity demand in recent years has prompted EPCOs to postpone or cancel new power plant development and to shut down inefficient thermal power plants on a long term or permanent basis. We have also postponed the start of commercial operations or cancelled the planned construction of power plants to supply EPCOs based on consultations with our EPCO clients. The cancellation of construction plans as a result of major changes in the operating environment or unforeseen circumstances could potentially have a material adverse effect on our results of operations.

(3) Global Warming

J-POWER has a large number of coal-fired thermal power plants, which emit relatively high amounts of carbon dioxide with respect to power output compared to power plants that use LNG and other fossil fuels. We have taken several initiatives to tackle combat global warming both in Japan and overseas, but if the Japanese government establishes new regulations to achieve the greenhouse gas emission reduction targets in the Kyoto Protocol, which sets reduction targets for advanced countries and came into force in February 2005, this could potentially have a material adverse effect on our results of operations.

(4) New Electric Power Businesses and New Areas of Business

J-POWER is pursuing new initiatives both in Japan and overseas with the aim of creating new profit sources in new electric power businesses and new areas of business. However, these businesses may not generate the level of profits that we anticipate. Moreover, changes in our business plans or the suspension of operations could result in related expenses that could potentially have a material adverse effect on our results of operations. Overseas businesses also entail foreign exchange risk as well as country risk based on political instability and other factors.

(5) Raising Capital Funds

J-POWER expects it will need to raise a large amount of funds to build the Isogo New No. 2 thermal power plant and the Ohma nuclear power plant, which are scheduled to commence operations during the next ten years. If we are unable to raise the required funds on acceptable terms and in a timely manner due to the condition of financial markets, the company's credit situation, or other factors at that time, then this could potentially have a material adverse effect on our business development and profitability.

(6) Ohma Nuclear Power Plant Construction Project

J-POWER is currently undergoing government safety inspections preparatory to the start of construction of the Ohma Nuclear Power Plant (in Aomori Prefecture; scheduled to commence

commercial operation in March 2012 with a capacity of 1,383,000 kW). Although it is the intention of J-POWER to carry out the project as planned, any changes to the plan as a result of drastic changes in operating conditions, the occurrence of unforeseen events, or other factors could potentially affect the business performance of the company. In addition, the plan may be affected to a certain extent in the event of an accident involving a facility either in Japan or elsewhere, which could erode the confidence of society in nuclear power generation.

Nuclear power generation involves various risks, such as those associated with the storage and handling of radioactive materials, as well as those common to all types of power generation facilities, such as natural disasters and unforeseen accidents. J-POWER intends to ensure that these risks will be avoided or minimized after operation has commenced. However, in the event that any of these risks do materialize, it could adversely affect the business performance of the company.

(7) Coal-Fired Thermal Power Plant Fuel

J-POWER's coal-fired thermal power plants use imported coal as their main source of fuel, and fuel costs are affected by price fluctuations. Coal prices are reflected in our electricity fees for EPCOs on a cost basis. These fees are generally revised every two years, though they are subject to annual revision if costs change significantly. As a result, fluctuations in coal prices have a limited impact on earnings.

(8) Natural Disasters and Accidents

Should a natural disaster, human error, terrorist activity, fuel supply stoppage, or other unforeseen circumstance result in major trouble at one of J-POWER's power plants, transmission or substation facilities, or with the information systems that control operations at these facilities, this could potentially hamper our business operations and consequently have a material adverse effect on the surrounding environment as well as our results of operations.

(9) Regulatory Requirements

J-POWER operates its mainstay wholesale power business in accordance with the regulations in the Electricity Utilities Industry Law. In addition to this law, our business operations are subject to a variety of other laws. If we are unable to comply with these laws and regulations, or if these laws and regulations are revised, this could potentially have a material adverse effect on our business operations and earnings.

(10)Concentrated on a Limited Number of Customers

Sales to EPCOs account for the majority of J-POWER's operating revenues. We expect EPCOs to remain our most important customers going forward, and accordingly, our earnings could potentially be affected by EPCOs' market share trends in the retail electricity market.

INTERIM CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of Sep.30,2006	As of Mar. 31, 2006	Increase / decrease	As of Sep.30,2005
(Assets)				
Property, Plant and Equipment	1,839,669	1,827,868	11,800	1,848,467
Power plants	1,389,001	1,438,443	△ 49,442	1,493,577
Hydroelectric power production facilities	471,378	481,068	△ 9,690	487,847
Thermal power production facilities	584,586	613,349	△ 28,762	651,256
Internal combustion power generation facilities	16,205	16,931	△ 726	17,733
Transmission facilities	249,606	257,253	△ 7,646	265,110
Transformation facilities	37,149	38,605	△ 1,455	39,884
Communication facilities	8,460	9,170	△ 709	9,373
General facilities	21,614	22,065	△ 451	22,370
Other property, plant & equipment	59,437	28,336	31,100	26,278
Construction in progress	235,101	199,524	35,577	177,331
Investments and other assets	156,128	161,564	△ 5,435	151,279
Long-term investments	109,805	114,600	△ 4,795	100,201
Deferred tax assets	42,525	42,944	△ 419	46,964
Other investments	3,928	4,018	△ 90	4,114
Allowance for doubtful accounts	△ 130	△ 0	△ 129	△ 0
Current assets	141,004	136,798	4,206	148,516
Cash and bank deposits	31,626	28,961	2,664	37,805
Notes and accounts receivable	51,682	56,484	△ 4,802	56,696
Short-term investments	559	1,556	△ 996	739
Inventories	21,197	18,160	3,037	17,287
Deferred tax assets	4,735	5,635	△ 900	5,220
Other current assets	31,230	25,999	5,230	30,767
Allowance for doubtful accounts	△ 26	—	△ 26	△ 0
Total Assets	1,980,674	1,964,667	16,006	1,996,984

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of Sep.30,2006	As of Mar. 31, 2006	Increase / decrease	As of Sep.30,2005
(Liabilities and Net Assets)				
Long-term liabilities	1,232,485	1,215,033	17,452	1,273,296
Bond	546,157	521,684	24,473	571,834
Long-term loans	638,175	644,340	△ 6,165	642,380
Accrued employee retirement benefits	34,214	36,233	△ 2,018	45,606
Other allowances	430	417	12	387
Deferred tax liabilities	601	602	△ 0	585
Other long-term liabilities	12,906	11,756	1,150	12,503
Current liabilities	296,775	313,999	△ 17,224	310,500
Current portion of long-term debt and other	141,467	106,772	34,695	95,061
Short-term loans	19,869	24,436	△ 4,566	44,200
Commercial paper	69,977	111,000	△ 41,022	106,000
Notes and accounts payable	11,989	9,936	2,053	8,946
Income and other taxes payable	15,167	20,867	△ 5,699	23,208
Other allowances	409	273	135	318
Other current liabilities	37,893	40,713	△ 2,820	32,766
Reserves under special laws	1,886	1,399	487	1,725
Reserve for fluctuation in water levels	1,886	1,399	487	1,725
Total liabilities	1,531,147	1,530,432	714	1,585,522
(Net Assets)				
Shareholders' equity	438,406	–	438,406	–
Common stock	152,449	–	152,449	–
Capital surplus	81,849	–	81,849	–
Retained earnings	204,145	–	204,145	–
Treasury stock	△ 38	–	△ 38	–
Valuation and translation adjustments	10,116	–	10,116	–
Unrealized gain on other securities	13,081	–	13,081	–
Deferred hedging gain or loss	△ 5,014	–	△ 5,014	–
Foreign currency translation adjustments	2,049	–	2,049	–
Minority interests	1,003	–	1,003	–
Total net assets	449,527	–	449,527	–
(Minority interests)				
Minority interests	–	1,206	△ 1,206	1,089
(Shareholders' equity)				
Common stock	–	152,449	△ 152,449	152,449
Capital surplus	–	81,849	△ 81,849	81,849
Retained earnings	–	182,760	△ 182,760	167,137
Unrealized gain on other securities	–	14,050	△ 14,050	8,953
Foreign currency translation adjustments	–	1,935	△ 1,935	△ 15
Treasury stock	–	△ 17	17	△ 2
Total shareholders' equity	–	433,028	△ 433,028	410,371
Total Liabilities and Net Assets	1,980,674	1,964,667	16,006	1,996,984

(Note) Figures less than one million yen have been rounded off.

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(Unit: millions of yen)

	Six months ended Sep.30,2006	Six months ended Sep.30,2005	Increase / decrease	Year ended Mar. 31, 2006
(Revenues)				
Operating revenues	277,007	305,417	△ 28,409	621,933
Electric power	257,925	287,175	△ 29,250	573,198
Other	19,082	18,241	841	48,734
Non-operating revenues	5,649	2,800	2,848	7,620
Dividend income	900	1,341	△ 441	1,937
Interest income	416	328	87	711
Equity income of affiliates	2,239	386	1,853	2,042
Other	2,093	744	1,349	2,928
Total Ordinary Revenues	282,657	308,217	△ 25,560	629,553
(Expenses)				
Operating expenses	232,933	250,910	△ 17,976	520,464
Electric power	211,603	230,531	△ 18,928	469,720
Other	21,330	20,378	951	50,744
(Operating income)	(44,073)	(54,506)	(△ 10,432)	(101,469)
Non-operating expenses	12,461	19,072	△ 6,610	41,182
Interest expenses	11,023	17,296	△ 6,273	35,732
Other	1,438	1,775	△ 336	5,449
Total Ordinary Expenses	245,395	269,982	△ 24,586	561,646
Ordinary income	37,261	38,235	△ 973	67,906
(Provision for) reversal of reserve for fluctuation in water levels	487	△ 73	560	△ 399
Income before income taxes and minority interests	36,774	38,308	△ 1,533	68,305
Income taxes - current	10,794	16,814	△ 6,020	26,151
Income taxes - deferred	2,671	△ 2,244	4,916	△ 1,488
Minority interests or losses	△ 312	△ 51	△ 260	65
Net income	23,621	23,790	△ 168	43,577

(Note) Figures less than one million yen have been rounded off.

Interim Consolidated Statement of Changes in Sharehohders' Equity

(From April 1, 2006 to September 30, 2006) (Unit: millions of yen)

	Shareholders'equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	152,449	81,849	182,760	△ 17	417,042
Changes during the period					
Dividends on retained earnins	–	–	△ 4,996	–	△ 4,996
Bonuses to directors and statutory auditors	–	–	△ 161	–	△ 161
Net income	–	–	23,621	–	23,621
Increase in retained earnings due to increase in consolidated subsidiaries	–	–	4,533	–	4,533
Decrease in retained earnings due to increase in consolidated subsidiaries	–	–	△ 1,671	–	△ 1,671
Increase due to the addition of affiliates accounted for by the equity method	–	–	66	–	66
Decrease due to the addition of affiliates accounted for by the equity method	–	–	△ 6	–	△ 6
Acquisition of treasury stock	–	–	–	△ 21	△ 21
Changes in items other than shareholders' equity (net)	–	–	–	–	–
Total	–	–	21,385	△ 21	21,363
Balance at September 30, 2006	152,449	81,849	204,145	△ 38	438,406

(Unit: millions of yen)

	Valuation and translation adjustments					
	Unrealized gain on other securities	Deferred hedging gain or loss	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total Net Assets
Balance at March 31, 2006	14,050	–	1,935	15,985	1,206	434,234
Changes during the period						
Dividends on retained earnins	–	–	–	–	–	△ 4,996
Bonuses to directors and statutory auditors	–	–	–	–	–	△ 161
Net income	–	–	–	–	–	23,621
Increase in retained earnings due to increase in consolidated subsidiaries	–	–	–	–	–	4,533
Decrease in retained earnings due to increase in consolidated subsidiaries	–	–	–	–	–	△ 1,671
Increase due to the addition of affiliates accounted for by the equity method	–	–	–	–	–	66
Decrease due to the addition of affiliates accounted for by the equity method	–	–	–	–	–	△ 6
Acquisition of treasury stock	–	–	–	–	–	△ 21
Changes in items other than shareholders' equity (net)	△ 968	△ 5,014	114	△ 5,868	△ 202	△ 6,071
Total	△ 968	△ 5,014	114	△ 5,868	△ 202	15,292
Balance at September 30, 2006	13,081	△ 5,014	2,049	10,116	1,003	449,527

(Note) Figures less than one million yen have been rounded off.

INTERIM CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(Unit: millions of yen)

	Six months ended Sep.30,2005	Year ended Mar. 31, 2006
(Capital surplus)		
Capital surplus at beginning of year	81,849	81,849
Capital surplus at end of interim period	81,849	81,849
(Retained earnings)		
Retained earnings at beginning of year	152,121	152,121
Increase in retained earnings	23,977	43,764
Net income	23,790	43,577
Increase due to the addition of affiliates accounted for by the equity method	187	187
Decrease in retained earnings	8,960	13,125
Dividends	8,328	12,492
Bonuses to directors and statutory auditors	162	162
Decrease in retained earnings due to increase in consolidated subsidiaries	400	400
Decrease due to the addition of affiliates accounted for by the equity method	69	69
Retained earnings at end of period	167,137	182,760

(Note) Figures less than one million yen have been rounded off.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unit: millions of yen)

	Six months ended Sep.30,2006	Six months ended Sep.30,2005	Increase / Decrease	Year ended Mar. 31, 2006
Cash flows from operating activities:				
Income before income taxes and minority interests	36,774	38,308	△ 1,533	68,305
Depreciation	61,286	67,154	△ 5,868	135,019
Loss on impairment of fixed assets	—	123	△ 123	729
Loss on disposal of property, plant and equipment	632	621	11	2,735
(Decrease) in accrued employee's retirement benefits	△ 2,473	△ 123	△ 2,350	△ 9,495
(Decrease) increase in reserve for fluctuation in water levels	487	△ 73	560	△ 399
Interest and dividends	△ 1,316	△ 1,670	353	△ 2,649
Interest expenses	11,023	17,296	△ 6,273	35,732
(Increase) decrease in notes and accounts receivable	6,848	△ 2,621	9,470	△ 3,244
(Increase) in inventories	△ 2,700	△ 4,220	1,519	△ 5,080
(Decrease) in notes and accounts payable	△ 4,403	△ 10,781	6,378	△ 1,810
Investment (profit) on equity method	△ 2,239	△ 386	△ 1,853	△ 2,042
Others	△ 5,504	5,203	△ 10,708	15,820
Sub-total	98,415	108,833	△ 10,417	233,621
Interest and dividends received	1,562	1,579	△ 17	2,606
Interest paid	△ 11,482	△ 18,529	7,047	△ 36,472
Income taxes paid	△ 15,817	△ 14,546	△ 1,270	△ 25,800
Net cash provided by operating activities	72,678	77,335	△ 4,657	173,954
Cash flows from investing activities:				
Payments for purchase of property, plant and equipment	△ 47,473	△ 22,048	△ 25,425	△ 68,449
Proceeds from constructions grants	4,929	4,467	461	7,881
Proceeds from sales of property, plant and equipment	455	1,003	△ 547	1,396
Payments for investments and advances	△ 32,622	△ 5,508	△ 27,113	△ 14,180
Proceeds from collections of investments and advances	972	1,392	△ 420	2,931
Proceeds from increase of cash and cash equivalents due to acquisition of an subsidiary	24	—	24	—
Others	△ 417	△ 1,789	1,372	△ 1,905
Net cash used in investing activities	△ 74,130	△ 22,483	△ 51,647	△ 72,326
Cash flows from financing activities:				
Proceeds from issuance of bonds	59,753	99,584	△ 39,831	149,360
Redemption of bonds	△ 28,917	△ 135,420	106,502	△ 234,090
Proceeds from long-term loans	31,000	21,187	9,812	131,587
Repayment of long-term loans	△ 13,507	△ 19,262	5,754	△ 117,473
Proceeds from short-term loans	20,044	72,853	△ 52,808	128,547
Repayment of short-term loans	△ 24,176	△ 79,504	55,328	△ 154,964
Proceeds from issuance of commercial paper	180,884	291,997	△ 111,113	580,977
Redemption of commercial paper	△ 222,000	△ 291,000	69,000	△ 575,000
Dividends paid	△ 4,993	△ 8,307	3,313	△ 12,472
Dividends paid to minority interests	△ 84	△ 71	△ 12	△ 71
Others	△ 20	△ 1	△ 19	△ 15
Net cash used in financing activities	△ 2,017	△ 47,942	45,925	△ 103,613
Foreign currency translation adjustments on cash and cash equivalents	△ 36	196	△ 233	291
Net (decrease) increase in cash and cash equivalents	△ 3,506	7,106	△ 10,613	△ 1,693
Cash and cash equivalents at beginning of year	28,874	30,221	△ 1,346	30,221
Increase in cash from the addition of consolidated subsidiaries	5,704	346	5,357	346
Cash and cash equivalents at end of the period	31,072	37,674	△ 6,602	28,874

(Note) Figures less than one million yen have been rounded off.

Segment Information

(1)Business Segments

[Six Months ended Sep.30,2006] (Unit: millions of yen)

	Electric Power	Electric power-related	Other Businesses	Subtotal	Eliminations	Consolidated
Operating revenues						
Sales						
(1) Sales to customers	257,925	12,455	6,626	277,007	—	277,007
(2) Intersegment sales						
Sales and transfers	1,598	97,662	2,853	102,115	(102,115)	—
Total sales	259,523	110,118	9,480	379,123	(102,115)	277,007
Operating expenses	222,040	103,609	9,653	335,303	(102,369)	232,933
Operating income	37,483	6,508	(172)	43,819	254	44,073

[Six Months ended Sep.30,2005] (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
Operating revenues					
Sales					
(1) Sales to customers	287,175	18,241	305,417	—	305,417
(2) Intersegment sales					
Sales and transfers	669	94,328	94,998	(94,998)	—
Total sales	287,845	112,570	400,415	(94,998)	305,417
Operating expenses	238,893	107,824	346,717	(95,807)	250,910
Operating income	48,951	4,746	53,697	809	54,506

[Year ended Mar.31,2006] (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
Operating revenues					
Sales					
(1) Sales to customers	573,198	48,734	621,933	—	621,933
(2) Intersegment sales					
Sales and transfers	1,390	206,240	207,630	(207,630)	—
Total sales	574,589	254,974	829,564	(207,630)	621,933
Operating expenses	487,531	241,176	728,708	(208,244)	520,464
Operating income	87,057	13,797	100,855	613	101,469

(Change in business segmentation method)

Starting with the current interim accounting period, we have separated "Electric Power-Related Business" segment out of "Other Businesses" segment and it resulted into the three segments of "Electric Power", "Electric Power-Related Business", and "Other Businesses".

This will clarify the scale of operations of the separately disclosed "Electric Power-Related Business", and we have decided to increase the availability of segment information by business category by enhancing the information we disclose.

Classifying the segment information by business category for the previous consolidated interim period and the previous fiscal year according to the business segmentation method used in the current interim accounting period yields the following results.

[Six Months ended Sep.30,2005] (Unit: millions of yen)

	Electric Power	Electric power-related	Other Businesses	Subtotal	Eliminations	Consolidated
Operating revenues						
Sales						
(1) Sales to customers	287,175	11,952	6,288	305,417	–	305,417
(2) Intersegment sales						
Sales and transfers	669	94,757	52	95,479	(95,479)	–
Total sales	287,845	106,710	6,341	400,896	(95,479)	305,417
Operating expenses	238,893	102,004	6,300	347,198	(96,288)	250,910
Operating income	48,951	4,705	40	53,697	809	54,506

[Year ended Mar.31,2006] (Unit: millions of yen)

	Electric Power	Electric power-related	Other Businesses	Subtotal	Eliminations	Consolidated
Operating revenues						
Sales						
(1) Sales to customers	573,198	31,975	16,758	621,933	–	621,933
(2) Intersegment sales						
Sales and transfers	1,390	208,418	106	209,915	(209,915)	–
Total sales	574,589	240,394	16,864	831,848	(209,915)	621,933
Operating expenses	487,531	226,976	16,484	730,992	(210,528)	520,464
Operating income	87,057	13,418	379	100,855	613	101,469

(2)Geographic segments

Since the proportion of the Company's business that is conducted in Japan accounts for more than 90% of the Company's total revenues, geographic segment information is not presented.

(3)Overseas revenues

Overseas revenues are omitted because revenues from foreign countries account for less than 10% of the Company's total revenues.

Revenues and Expenses (Consolidated)

(Unit: millions of yen)

	Six months ended Sep.30,2006 (A)	Six months ended Sep.30,2005 (B)	(A) - (B)	(A / B)
	million yen	million yen	million yen	%
Operating revenues	277,007	305,417	△ 28,409	90.7
Electric power operating revenues	257,925	287,175	△ 29,250	89.8
Electric power sales to other companies	229,571	255,112	△ 25,540	90.0
Wholesale power business	221,512	247,389	△ 25,877	89.5
Hydro	66,775	70,610	△ 3,834	94.6
Thermal	154,736	176,779	△ 22,042	87.5
Other electric power businesses	8,059	7,722	336	104.4
Transmission revenues	27,592	30,565	△ 2,972	90.3
Other electricity revenues	761	1,498	△ 736	50.8
Other operating revenues	19,082	18,241	841	104.6
Non-operating revenues	5,649	2,800	2,848	201.7
Dividend income	900	1,341	△ 441	67.1
Interest income	416	328	87	126.8
Equity income of affiliates	2,239	386	1,853	579.9
Other	2,093	744	1,349	281.3
Total Ordinary Revenues	282,657	308,217	△ 25,560	91.7
Operating expenses	232,933	250,910	△ 17,976	92.8
Electric power operating expenses	211,603	230,531	△ 18,928	91.8
Personnel expenses	14,139	14,944	△ 804	94.6
Fuel cost	67,746	73,761	△ 6,015	91.8
Repair expense	22,424	22,787	△ 362	98.4
Consignment cost	14,426	14,069	357	102.5
Taxes and duties	14,240	14,976	△ 736	95.1
Depreciation and amortization cost	58,908	65,550	△ 6,641	89.9
Other	19,716	24,441	△ 4,725	80.7
Other operating expenses	21,330	20,378	951	104.7
Non-operating expenses	12,461	19,072	△ 6,610	65.3
Financial expenses	11,023	17,296	△ 6,273	63.7
Other	1,438	1,775	△ 336	81.0
Total Ordinary Expenses	245,395	269,982	△ 24,586	90.9
Ordinary income	37,261	38,235	△ 973	97.5
(Provision for)reversal of reserve for fluctuation in water level	487	△ 73	560	–
Income before income taxes and minority interests	36,774	38,308	△ 1,533	96.0
Income taxes—current	10,794	16,814	△ 6,020	64.2
Income taxes – deferred	2,671	△ 2,244	4,916	–
Minority losses	△ 312	△ 51	△ 260	606.3
Net Income	23,621	23,790	△ 168	99.3

(Note) Figures less than one million yen have been rounded off.

[Appendix 2]

(1) Generation capacity (Units: thousand kW)

	Six months ended Sep. 30, 2006 (A)	Six months ended Sep. 30, 2005 (B)	(A)-(B)
Wholesale power business	16,380	16,375	5
Hydroelectric	8,556	8,551	5
Thermal	7,824	7,824	—
Other electric power businesses(1)	495	483	12
Total	16,875	16,858	17

* (1) Operated by IPP(ITOIGAWA POWER Inc.), PPS(Ichihara Power Co., Ltd., Bay Side Energy Co., Ltd.), Wind Power(Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-shikamachi Wind Power Co., Ltd., Green Power Aso Co., Ltd., J-Wind TAHARA Ltd., Dream-Up Tomamae Co., Ltd.,and Green Power Setana Co., Ltd.)

(2) Electricity sales and revenues (Units: million kWh, million yen)

	Six months ended Sep. 30, 2006 (A)		Six months ended Sep. 30, 2005 (B)		(A)-(B)	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Wholesale power business	28,542	221,512	30,803	247,389	Δ2,261	Δ25,877
Hydroelectric	6,844	66,775	5,168	70,610	1,676	Δ3,834
Thermal	21,698	154,736	25,635	176,779	Δ3,937	Δ22,042
Other electric power businesses(1)	764	8,059	804	7,722	Δ40	336
Subtotal	29,306	229,571	31,607	255,112	Δ2,301	Δ25,540
Transmission	—	27,592	—	30,565	—	Δ2,972
Total	29,306	257,163	31,607	285,677	Δ2,301	Δ28,513

* (1) Operated by IPP(ITOIGAWA POWER Inc.), PPS(Ichihara Power Co., Ltd., Bay Side Energy Co., Ltd.), Wind Power(Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-shikamachi Wind Power Co., Ltd., Green Power Aso Co., Ltd., J-Wind TAHARA Ltd., Dream-Up Tomamae Co., Ltd.,and Green Power Setana Co., Ltd.)

(3) Result of water supply rate (Units: %)

	Six months ended Sep. 30, 2006 (A)	Six months ended Sep. 30, 2005 (B)	(A)-(B)
Water supply rate	117	92	25

(Summary English translation)

Interim Non-Consolidated Financial Statements (Unaudited)

(for the Six Months Ended September 30, 2006)

November 10, 2006

Electric Power Development Co., Ltd. (J-POWER)
Address: 15-1, Ginza 6-chome, Chuo-ku, Tokyo
Listed Exchange: Tokyo Stock Exchange 1st Section
Code No. : 9 5 1 3
(U R L http://www.jpower.co.jp/)
Representative : Yoshihiko Nakagaki, President
Contact : Hideo Kimura, Accounting Group Leader, Accounting & Finance Department
Hitoshi Nakamura, IR Group Leader, Corporate Planning & Administration Department
Tel. : +81 - 3 - 3546 - 2211
Interim dividends system : Yes
Adoption of the unit stock system : Yes (unit : 100 shares)

1. Business Performance (From April 1, 2006 to September 30, 2006)

(1)Results of Operations (Rounded down to the nearest million yen)

	Operating Revenues	Operating Income	Ordinary Income
	Unit: million yen %	Unit: million yen %	Unit: million yen %
Six months ended Sep. 30, 2006	253,571 (△10.3)	37,309 (△23.4)	30,582 (△ 7.3)
Six months ended Sep. 30, 2005	282,674 (2.2)	48,706 (△26.2)	33,006 (△22.5)
Year ended Mar.31, 2006	566,016	85,974	51,234

	Net Income	Net Income per Share
	Unit: million yen %	yen
Six months ended Sep. 30, 2006	20,096 (△ 5.9)	120.65
Six months ended Sep. 30, 2005	21,348 (△24.4)	153.80
Year ended Mar.31, 2006	33,382	200.08

(Notes)

①Average number of shares outstanding :
Six months ended Sep.30, 2006 : 166,561,013 shares
Six months ended Sep.30, 2005 : 138,807,357 shares
Year ended Mar.31, 2006 : 166,568,526 shares

Effective March 1, 2006, the company carried out a 1.2-for-1 stock split. Note that the net income per share for the six months ended Sep.30, 2005 would have been 128.16 yen based on the assumption that the above mentioned stock split was carried out at the beginning of that year.

② Changes in accounting methods : None

③ Figures in brackets are changes in percentage from the previous periods.

(2)Financial Position (Rounded down to the nearest million yen)

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
	Unit: million yen	Unit: million yen	%	yen
Six months ended Sep. 30, 2006	1,879,001	412,753	22.0	2,478.11
Six months ended Sep. 30, 2005	1,918,127	385,780	20.1	2,779.25
Year ended Mar.31, 2006	1,888,333	398,717	21.1	2,393.44

(Notes)

①Number of shares outstanding :
Six months ended Sep.30, 2006 : 166,559,661 shares
Six months ended Sep.30, 2005 : 138,807,201 shares
Year ended Mar.31, 2006 : 166,564,692 shares

① Number of treasury stock :

Six months ended Sep.30, 2006 : 9,939 shares
Six months ended Sep.30, 2005 : 799 shares
Year ended Mar.31, 2006 : 4,908 shares

Effective March 1, 2006, the company carried out a 1.2-for-1 stock split. Net Assets equity per share as of the end of the six months ended Sep.30, 2005 would have been 2,316.04 yen based on the assumption that the above mentioned stock split was carried out at the beginning of that year.

② Figures shown for Net Assets, Equity Ratio, and Net Assets per Share for the six months ended Sep.30, 2005, and year ended March 31, 2006, are presented in the previous format.

2. Forecast for the Year Ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income
	Unit : million yen	Unit : million yen	Unit : million yen
Annual	508,000	38,000	25,000

(Reference) Projected net income per share (Annual) : 150.10 yen

3. Dividends

	Dividend per Share		
	Interim	Year end	Annual
	yen	yen	yen
Year ended Mar.31, 2006	30.00	30.00	60.00
Six months ended Sep.30, 2006	30.00	—	60.00
Year ending Mar.31, 2007	—	30.00	

Forward-Looking Statements

The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

INTERIM NON-CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of Sep.30,2006	As of Mar. 31, 2006	Increase / decrease	As of Sep.30,2005
(Assets)				
Property, Plant and Equipment	1,782,419	1,791,860	△ 9,440	1,816,140
Power plants	1,380,287	1,428,485	△ 48,198	1,483,918
Hydroelectric power production facilities	466,636	475,920	△ 9,284	483,698
Thermal power production facilities	590,528	619,059	△ 28,531	657,131
Transmission facilities	253,502	261,139	△ 7,637	269,057
Transformation facilities	38,261	39,744	△ 1,483	40,974
Communication facilities	9,157	9,919	△ 761	10,079
General facilities	22,201	22,701	△ 500	22,976
Incidental business-related property, plant & equipment	1,882	493	1,389	425
Non-operating property, plant & equipment	1,103	917	185	1,553
Construction in progress	229,336	200,807	28,528	178,910
Investments and other assets	169,809	161,155	8,654	151,333
Long-term investments	54,590	56,109	△ 1,518	47,194
Long-term investments in affiliated Companies	89,400	78,577	10,823	72,421
Long-term prepaid expenses	2,886	3,017	△ 130	3,055
Deferred tax assets	23,450	23,796	△ 345	27,941
Allowance for doubtful accounts	△ 517	△ 344	△ 173	—
Current assets	96,581	96,473	108	101,987
Cash and bank deposits	5,335	6,501	△ 1,166	9,259
Acceptance receivable	—	3	△ 3	—
Accounts receivable	47,403	51,244	△ 3,841	53,009
Accrued income	4,023	5,721	△ 1,698	4,188
Inventories	18,413	16,471	1,942	15,256
Prepaid expenses	3,096	1,228	1,868	4,210
Short-term loans to affiliated Companies	5,097	5,124	△ 27	3,583
Deferred tax assets	2,865	3,801	△ 936	3,076
Other current assets	10,347	6,376	3,970	9,402
Total Assets	1,879,001	1,888,333	△ 9,332	1,918,127

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of Sep.30,2006	As of Mar. 31, 2006	Increase / decrease	As of Sep.30,2005
(Liabilities)				
Long-term liabilities	1,194,955	1,182,685	12,269	1,239,454
Bond	546,157	521,684	24,473	571,834
Long-term loans	615,778	625,039	△ 9,260	621,702
Long-term accrued liabilities	960	961	△ 0	961
Accrued employee retirement benefits	22,771	25,089	△ 2,317	34,231
Other long-term liabilities	9,286	9,910	△ 624	10,725
Current liabilities	269,406	305,531	△ 36,125	291,167
Current portion of long-term debt and other	138,734	103,954	34,779	91,934
Short-term loans	—	23,000	△ 23,000	43,000
Commercial paper	69,977	111,000	△ 41,022	106,000
Accounts payable	3,924	3,495	429	3,438
Accrued accounts	3,196	4,254	△ 1,058	3,029
Accrued expenses	8,275	9,961	△ 1,685	7,786
Income and other taxes payable	12,121	16,699	△ 4,578	20,260
Deposits received	485	229	256	311
Short-term debt to affiliated companies	27,617	30,099	△ 2,481	11,493
Advances received	526	413	112	567
Other current liabilities	4,547	2,424	2,123	3,344
Reserves under special laws	1,886	1,399	487	1,725
Reserve for fluctuation in water levels	1,886	1,399	487	1,725
Total liabilities	1,466,247	1,489,616	△ 23,368	1,532,347
(Net Assets)				
Shareholders' equity	400,126	—	400,126	—
Common stock	152,449	—	152,449	—
Capital surplus	81,852	—	81,852	—
Additional paid-in capital	81,852	—	81,852	—
Retained earnings	165,863	—	165,863	—
Legal reserve	6,029	—	6,029	—
Other retained earnings	159,834	—	159,834	—
Reserve for special disaster	23	—	23	—
Exchange-fluctuation preparation reserve	1,960	—	1,960	—
General reserve	117,861	—	117,861	—
Retained earnings carried forward	39,989	—	39,989	—
Treasury stock	△ 38	—	△ 38	—
Valuation and translation adjustments	12,627	—	12,627	—
Unrealized gain on other securities	12,561	—	12,561	—
Deferred hedging gain or loss	65	—	65	—
Total net assets	412,753	—	412,753	—
(Shareholders' equity)				
Common stock	—	152,449	△ 152,449	152,449
Capital surplus	—	81,852	△ 81,852	81,852
Additional paid-in capital	—	81,852	△ 81,852	81,852
Retained earnings	—	150,819	△ 150,819	142,948
Legal reserve	—	6,029	△ 6,029	6,029
Voluntary reserve	—	94,897	△ 94,897	94,897
Reserve for loss from overseas investment, etc.	—	56	△ 56	56
Reserve for special disaster	—	19	△ 19	19
Exchange-fluctuation preparation reserve	—	1,960	△ 1,960	1,960
General reserve	—	92,861	△ 92,861	92,861
Unappropriated retained earnings at the end of the term	—	49,892	△ 49,892	42,022
Unrealized gain on securities	—	13,613	△ 13,613	8,532
Treasury stock	—	△ 17	17	△ 2
Total shareholders' equity	—	398,717	△ 398,717	385,780
Total Liabilities and Net Assets	1,879,001	1,888,333	△ 9,332	1,918,127

(Note) Figures less than one million yen have been rounded off.

INTERIM NON-CONSOLIDATED PROFIT AND LOSS STATEMENT

(Unit: millions of yen)

	Six months ended Sep.30.2006	Six months ended Sep.30.2005	Increase / decrease	Year ended Mar. 31, 2006
Ordinary revenues				
Operating revenues	253,571	282,674	△ 29,103	566,016
Electric power	251,453	280,107	△ 28,653	558,306
Electric power sales to other companies	221,512	247,389	△ 25,877	495,061
Transmission revenues	27,592	30,565	△ 2,972	58,255
Other electricity revenues	2,348	2,152	196	4,989
Incidental business revenues	2,118	2,567	△ 449	7,709
Consulting business	798	737	60	4,152
Coal sales business	1,040	1,715	△ 674	3,209
Other incidental business	279	114	164	347
Non-operating revenues	5,138	2,584	2,553	5,218
Financial revenues	3,848	2,266	1,581	3,327
Dividend income	3,381	1,876	1,505	2,521
Interest income	467	390	76	806
Non-business revenues	1,289	317	972	1,890
Gain on sale of fixed assets	14	21	△ 6	111
Other	1,274	296	978	1,779
Total ordinary revenues	258,710	285,259	△ 26,549	571,234
Ordinary expenses				
Operating expenses	216,261	233,968	△ 17,706	480,041
Electric power	214,325	231,598	△ 17,273	473,056
Hydroelectric power production expenses	27,901	33,161	△ 5,259	69,844
Thermal power production expenses	141,269	147,650	△ 6,380	308,191
Power purchased from other companies	251	—	251	81
Transmission expenses	14,566	18,897	△ 4,330	35,250
Transformation expenses	3,041	3,226	△ 184	6,737
Selling expenses	684	594	90	1,439
Communication expenses	2,863	2,430	432	5,655
General and administrative expenses	20,464	21,984	△ 1,520	38,571
Enterprise tax	3,282	3,654	△ 371	7,285
Incidental business expenses	1,936	2,369	△ 432	6,985
Consulting business	576	540	36	3,568
Coal sales business	1,039	1,686	△ 647	2,998
Other incidental business	320	141	178	417
(Operating income)	(37,309)	(48,706)	(△ 11,396)	(85,974)
Non-operating expenses	11,865	18,284	△ 6,418	39,958
Financial expenses	10,834	17,428	△ 6,594	35,737
Interest expenses	10,642	17,013	△ 6,371	35,088
Amortization of stock issue expenses	—	—	—	10
Bond issue expenses	192	—	192	—
Amortization of bond issue expenses	—	393	△ 393	590
Amortization of bond issue discount	—	22	△ 22	49
Non-business expenses	1,030	855	175	4,220
Loss on sale of fixed assets	0	0	△ 0	126
Other	1,030	855	175	4,094
Total ordinary expenses	228,127	252,252	△ 24,125	520,000
Ordinary income	30,582	33,006	△ 2,423	51,234
(Provision for) reversal of reserve for fluctuation in water levels	487	△ 73	560	△ 399
Income before income taxes	30,095	33,079	△ 2,984	51,633
Income taxes - current	8,162	14,186	△ 6,024	20,143
Income taxes - deferred	1,837	△ 2,454	4,291	△ 1,892
Net income	20,096	21,348	△ 1,251	33,382
Retained earnings brought from previous term	—	20,673	△ 20,673	20,673
Interim dividends	—	—	—	4,164
Unappropriated retained earnings	—	42,022	△ 42,022	49,892

(Note) Figures less than one million yen have been rounded off.

Interim Non-Consolidated Statement of Changes in Sharehohders' Equity

(From April 1, 2006 to September 30, 2006) (Unit: millions of yen)

	Shareholders'equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	152,449	81,852	150,819	Δ 17	385,103
Changes during the period					
Dividends on retained earnins	–	–	Δ 4,996	–	Δ 4,996
Bonuses to directors and statutory auditors	–	–	Δ 55	–	Δ 55
Net income	–	–	20,096	–	20,096
Acquisition of treasury stock	–	–	–	Δ 21	Δ 21
Changes in items other than shareholders' equity (net)	–	–	–	–	–
Total	–	–	15,044	Δ 21	15,023
Balance at September 30, 2006	152,449	81,852	165,863	Δ 38	400,126

(Unit: millions of yen)

	Valuation and translation adjustments			Total Net Assets
	Unrealized gain on other securities	Deferred hedging gain or loss	Total valuation and translation adjustments	
Balance at March 31, 2006	13,613	–	13,613	398,717
Changes during the period				
Dividends on retained earnins	–	–	–	Δ 4,996
Bonuses to directors and statutory auditors	–	–	–	Δ 55
Net income	–	–	–	20,096
Acquisition of treasury stock	–	–	–	Δ 21
Changes in items other than shareholders' equity (net)	Δ 1,052	65	Δ 986	Δ 986
Total	Δ 1,052	65	Δ 986	14,036
Balance at September 30, 2006	12,561	65	12,627	412,753

(Note) Figures less than one million yen have been rounded off.

Revenues and Expenses (Non-Consolidated)

	Six months ended Sep.30,2006 (A)	Six months ended Sep.30,2005 (B)	(A) - (B)	(A/B)	Percentage of total (A)	Percentage of total (B)
	million yen	million yen	million yen	%	%	%
Ordinary revenues						
Operating revenues	253,571	282,674	△ 29,103	89.7	98.0	99.1
Electric power sales to other companies	221,512	247,389	△ 25,877	89.5	85.6	86.7
Hydro	66,775	70,610	△ 3,834	94.6	25.8	24.7
Thermal	154,736	176,779	△ 22,042	87.5	59.8	62.0
Transmission revenues	27,592	30,565	△ 2,972	90.3	10.7	10.7
Other electricity revenues	2,348	2,152	196	109.1	0.9	0.8
Incidental business revenues	2,118	2,567	△ 449	82.5	0.8	0.9
Non-operating revenues	5,138	2,584	2,553	198.8	2.0	0.9
Total	258,710	285,259	△ 26,549	90.7	100.0	100.0
Ordinary expenses						
Operating expenses	216,261	233,968	△ 17,706	92.4	94.8	92.8
Personnel expenses	14,113	14,928	△ 815	94.5	6.2	5.9
Fuel cost	64,641	71,419	△ 6,778	90.5	28.3	28.3
Repair expense	25,586	24,511	1,074	104.4	11.2	9.7
Taxes and duties	13,862	14,687	△ 825	94.4	6.1	5.8
Depreciation and amortization cost	58,646	65,248	△ 6,602	89.9	25.7	25.9
Other	37,476	40,802	△ 3,326	91.8	16.4	16.2
Incidental business expenses	1,936	2,369	△ 432	81.7	0.9	1.0
Non-operating expenses	11,865	18,284	△ 6,418	64.9	5.2	7.2
Financial expenses	10,834	17,428	△ 6,594	62.2	4.7	6.9
Other	1,030	855	175	120.5	0.5	0.3
Total	228,127	252,252	△ 24,125	90.4	100.0	100.0
Ordinary income	30,582	33,006	△ 2,423	92.7		
(Provision for) reversal of reserve for fluctuation in water levels	487	△ 73	560	-		
Income before income taxes	30,095	33,079	△ 2,984	91.0		
Income taxes	9,999	11,731	△ 1,732	85.2		
current	8,162	14,186	△ 6,024	57.5		
deferred	1,837	△ 2,454	4,291	-		
Net Income	20,096	21,348	△ 1,251	94.1		

(Note) Figures less than one million yen have been rounded off.

[Appendix 2]

(1) Generation capacity (Units : thousand kW)

	Six months ended Sep.30, 2006 (A)	Six months ended Sep.30, 2005 (B)	(A)-(B)
Hydroelectric	8,556	8,551	5
Thermal	7,824	7,824	—
Total	16,380	16,375	5

(2) Electricity sales and revenues (Units: million kWh, million yen)

	Six months ended Sep.30, 2006 (A)		Six months ended Sep.30, 2005 (B)		(A)-(B)	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Hydroelectric	6,844	66,775	5,168	70,610	1,676	△ 3,834
Thermal	21,698	154,736	25,635	176,779	△ 3,937	△22,042
Subtotal	28,542	221,512	30,803	247,389	△ 2,261	△25,877
Transmission	—	27,592	—	30,565	—	△ 2,972
Total	28,542	249,104	30,803	277,954	△ 2,261	△28,850

(3) Results of water supply rate (Units: %)

	Six months ended Sep.30, 2006 (A)	Six months ended Sep.30, 2005 (B)	(A)-(B)
Water supply rate	117	92	25